SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC  20549

______________

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

INDUSTRIAL PROPERTY TRUST INC.

(Name of Subject Company)

Everest REIT Investors I, LLC (offeror)

(Filing Persons)

Shares of Class A Common Stock

(Title of Class of Securities)

None known

(CUSIP Number of Class of Securities)

Christopher K. Davis

Everest REIT Properties, LLC

199 S. Los Robles Ave., Suite 200

Pasadena, CA 91101

Telephone (626) 585-5920

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications on Behalf of Filing Persons)

CALCULATION OF FILING FEE

Transaction Valuation: $47,700,000(1)                     Amount of Filing Fee: $6,191.46

(1)Assumes the purchase of 5,300,000 Shares at the gross cash price per Share.

[ ]Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid.  Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount previously paid:  Not ApplicableFiling party:  Not Applicable

Form or registration no.:  Not ApplicableDate filed:  Not Applicable

[ ]Check box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

[X]third-party tender offer subject to Rule 14d-1.

[ ]issuer tender offer subject to Rule 13e-4.

[ ]going-private transaction subject to Rule 13e-3.

[ ]amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: [ ]

TENDER OFFER

This Tender Offer Statement on Schedule TO (“Statement”) relates to the offer (the "Offer") by EVEREST REIT INVESTORS I, LLC (the "Purchaser") to purchase up to 5,300,000 shares of Class A common stock (the "Shares") in Industrial Property Trust Inc. (the “Corporation”), the subject company, at a purchase price equal to $9.00 per Share, without interest, upon the terms and subject to the conditions set forth in the Offer to Purchase dated October 28, 2019 (the "Offer to Purchase") and the related Transfer Agreement, copies of which are attached hereto as Exhibits (a)(1) and (a)(2), respectively. Capitalized terms used but not defined herein have the meaning ascribed to them in the Offer to Purchase.  Any dividends or distributions made after the Expiration Date, by the terms of the Offer and as set forth in the Transfer Agreement, would be assigned by tendering Shareholders to the Purchaser.

Tender of Shares will include the tender of any and all securities into which the Shares may be converted and any securities distributed with respect to the Shares from and after the Offer Date. Purchaser is entitled to all proceeds that are paid after the Expiration Date from or as a result of any claim, litigation, class or derivative action brought by or for the benefit of the tendering Shareholders with respect to the transferred Shares, regardless of when the claims asserted and such action accrued.

The Corporation had approximately 25,953 holders of record owning 105,567,408 outstanding Shares as of February 28, 2019, according to its Annual Report on Form 10-K for the fiscal year ending December 31, 2018. The Purchaser and its subsidiaries and associates currently beneficially own no Shares of the Corporation. The 5,300,000 Shares sought in the Offer constitute about 5.0% of the outstanding Shares. Consummation of the Offer, if all Shares sought are tendered, would require payment by the Purchaser of approximately $47,700,000 in aggregate purchase price, for which the Purchaser has the capital available and committed. The Purchaser recently completed a tender offer for shares of the Corporation’s Class T Common Stock, of which approximately 21,528 shares were tendered, which is less than 0.1% of that class of stock.

The address of the Corporation's principal executive offices is 518 Seventeenth Street, 17th Floor, Denver, CO 80202, and its phone number is (303) 228-2200.

ITEMS 1 – 11.

The foregoing information and the information in the Offer to Purchase, including all schedules and appendices thereto, and the related Transfer Agreement, copies of which are attached hereto as Exhibits (a)(1) and (a)(2), respectively, are hereby expressly incorporated herein by reference in response to Items 1 – 11 of this Statement.

ITEM 12.EXHIBITS.

(a)(1)   Offer to Purchase dated October 28, 2019

(a)(2)   Form of Transfer Agreement

(a)(3)   Transfer Agreement Instructions

(a)(4)   Form of Notification of Offer to Purchase dated October 28, 2019

(a)(5)   Website Landing Page for www.everestreitinvestors.com

(a)(6)   Advertisement in Investor’s Business Daily

(b)-(h) Not applicable.

ITEM 13.INFORMATION REQUIRED BY SCHEDULE 13E-3.

Not applicable.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: October 28, 2019

EVEREST REIT INVESTORS I, LLC

By:/S/ DAVID I. LESSER

David I. Lesser

President